UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O Marathon Partners Equity Management, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,250,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%*
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 Shares underlying certain call options.

2

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

160,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 10,000 Shares underlying certain call options.

3

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,175,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,175,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,175,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 125,000 Shares underlying certain call options.

4

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,335,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,335,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,335,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 135,000 Shares underlying certain call options.

5

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IA

* Includes 235,000 Shares underlying certain call options.

6

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes 235,000 Shares underlying certain call options.

7

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Beth Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Dhiren Fonseca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 26856L103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:
(i)	Marathon Partners L.P., a New York limited partnership (“Partners LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Marathon Focus Fund L.P., a Delaware limited partnership (“Focus Fund”), with respect to the Shares directly and beneficially owned by it;
(iii)	Marathon Partners LUX Fund, L.P., a Delaware limited partnership (“Lux Fund”), with respect to the Shares directly and beneficially owned by it;
(iv)	Cibelli Research & Management, LLC, a Delaware limited liability company (“Cibelli Research”), as the general partner of each of Focus Fund and Lux Fund;
(v)	Marathon Partners Equity Management, LLC, a Delaware limited liability company (“Marathon Partners”), as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP; and
(vi)	Mario D. Cibelli, as managing member of each of Cibelli Research and Marathon Partners and as a nominee for the Board of Directors of the Issuer (the “Board”);
(vii)	Beth Birnbaum, as a nominee for the Board; and
(viii)	Dhiren Fonseca, as a nominee for the Board (collectively with Mr. Cibelli and Ms. Birnbaum, the “Nominees”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Partners LP, Focus Fund, Lux Fund, Cibelli Research, Marathon Partners and Mr. Cibelli (collectively, “Marathon”) is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165. The principal business address of Ms. Birnbaum is 4939 NE Laurelcrest Ln., Seattle, Washington 98105. The principal business address of Mr. Fonseca is c/o Olshan Frome Wolosky LLP, 1325 Avenue of the Americas New York, New York 10019.

(c)       The principal business of each of Partners LP, Focus Fund and Lux Fund is investing in securities. The principal business of Cibelli Research is serving as the general partner to each of Focus Fund and Lux Fund. The principal business of Marathon Partners is acting as the investment manager of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP. The principal occupation of Mr. Cibelli is serving as the managing member of each of Cibelli Research and Marathon Partners. The principal business of Ms. Birnbaum is serving as a member of the board of directors of public and private companies. The principal business of Mr. Fonseca is serving as an Advisor at Certares LP.

10

CUSIP No. 26856L103

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Partners LP is organized under the laws of the State of New York. Each of Focus Fund, Lux Fund, Cibelli Research and Marathon Partners is organized under the laws of the State of Delaware. Each of the Nominees is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Partners LP, Focus Fund and Lux Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,250,000 Shares beneficially owned by Partners LP is approximately $12,640,848, excluding brokerage commissions. The aggregate purchase price of the 160,000 Shares beneficially owned by Focus Fund is approximately $1,459,622, excluding brokerage commissions. The aggregate purchase price of the 1,175,000 Shares beneficially owned by Lux Fund is approximately $13,136,978, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds. The aggregate purchase price of the 10,200 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $204,123, excluding brokerage commissions.

The 5,700 Shares beneficially owned by Mr. Fonseca are held in an IRA account for the benefit of his spouse, and Mr. Fonseca has power of attorney to control the disposition or voting of such Shares. The Shares held in an IRA account for the benefit of Mr. Fonseca’s spouse were purchased in the open market with personal funds. The aggregate purchase price of the 5,700 Shares held in such IRA account is approximately $51,808, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 28, 2020, Marathon Partners delivered a letter to the Issuer notifying the Issuer of Marathon Partners’ intent to nominate three highly-qualified candidates, Beth Birnbaum, Mario Cibelli and Dhiren Fonseca (the “Nominees”), for election to the Issuer’s board of directors (the “Board”) at the Issuer’s 2020 annual meeting of shareholders (the “Annual Meeting”). Also, on May 28, 2020, Marathon Partners issued a press release (the “Press Release”) expressing its views and concerns regarding the Issuer’s share price underperformance, runaway overhead expenses, excessive executive compensation and corporate governance shortfalls since its IPO in September 2016.

11

CUSIP No. 26856L103

In the Press Release, the Marathon Partners stated its belief that, even though the Issuer has successfully grown both revenues and gross profits for years, the share price has still underperformed all major indices and other relevant consumer peer groups since its IPO. Marathon Partners stated in the Press Release its belief that the Issuer’s lack of discipline in managing overhead expenses has deprived shareholders of profit growth, and therefore, investment returns, despite the Issuer winning incremental shelf space, expanding to new retailer partners and growing internationally. Marathon Partners further stated its view that, given such poor performance, the Issuer should immediately establish a special committee of the Board to explore ways to improve shareholder value, including holding management accountable for its heavy cost structure, lucrative executive compensation and strategic decisions that have not produced benefits for shareholders.

Marathon Partners also stated that it was seeking Board representation and key committee placements to help align management incentives and drive improved performance for shareholders. In particular, the Press Release stated that Marathon Partners’ slate of director candidates intends to clean up corporate governance weaknesses left in place by TPG Growth and its former executive, Bill McGlashan, which include, among other things, adding a say-on-pay resolution in the Issuer’s proxy statement for shareholders to vote on at the Annual Meeting, as well as the elimination of the “evergreen” provision allowing for equity dilution without shareholder approval. Marathon Partners further stated its belief that shareholders deserve a vote on share issuance tied to executive compensation plans.

Mario Cibelli, managing member of Marathon Partners, stated in the Press Release his view that, after nearly two years of constructive engagement with the Issuer’s management team and the Board, Marathon Partners continues to be frustrated by the directors’ willingness to tolerate underperformance while rewarding the Issuer’s senior executive team, despite a lack of profit growth and shareholder returns. Mr. Cibelli stated his belief that, after almost four years of no progress for the Issuer’s public shareholders, it is time for change at the Board level and to begin a process of investigating new ideas for improving shareholder value, and that Marathon Partners’ slate of Nominees would bring fresh perspectives on helping to solve critical shareholder issues. Mr. Cibelli continued by stating that the Nominees strongly believe that expense controls and cost discipline are needed for the Issuer to succeed and gain the confidence of public shareholders and that, although the Issuer’s most recent quarterly top-line results were impressive, a new high water mark has once again been set for overhead expenses.

Mr. Cibelli further stated his view that, from day one in its campaign for change, Marathon Partners sought to be treated as a true partner in the business by the Issuer’s management team and the Board, and that shareholders deserve much greater effort and attention from directors to seek solutions for improving shareholder value. Mr. Cibelli concluded by stating that, if elected, the Nominees would have the ability to enhance outcomes for shareholders through a focus on cost discipline, efficiency of operations, improved executive incentive programs and the pursuit of best practices in corporate governance.

The foregoing description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the Press Release, which is filed as Exhibit 99.3, and is incorporated herein by reference.

Marathon Partners believes that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

12

CUSIP No. 26856L103

Beth Birnbaum, age 48, has served on the board of directors of John Wiley & Sons, Inc. (NYSE: JW.A), a scientific research and educational publisher providing online education solutions, since September 2018. Ms. Birnbaum has served as director at Bridge Legal, an automated marketing, intake and payments platform for law firms, since November 2019, Ripl, Inc., a provider of social media marketing tools for small business, since July 2019, Foodee, a company that provides curated catering meals for modern offices, since January 2020, Forterra, which secures keystone urban, rural and wild spaces in Washington State, since September 2017, and Partners in Health, a global healthcare provider, since June 2019. From March 2017 to August 2018, she served as Chief Operating Officer at PlayFab, Inc., the backend service platform for gaming acquired by Microsoft Corporation (NASDAQ: MSFT). In that role, she led business operations, sales, marketing, customer success and financial planning. Prior to that, Ms. Birnbaum served in a variety of roles at GrubHub Inc. (NYSE: GRUB) (“GrubHub”) from April 2011 to April 2016, most recently as senior vice president of product, and led product management, user experience and design during GrubHub's growth from a $20 million in revenue startup to a public company with over $350 million in revenues. Earlier in her career, Ms. Birnbaum served in a variety of roles at Expedia (NASDAQ: EXPE) from 2003 to 2011, most recently as vice president of product and connectivity, redesigning Expedia's commercial and technical relationships with global distribution systems. Ms. Birnbaum received an MBA from INSEAD and a Bachelor of Arts degree in both Economics and International Studies from Yale University.

Mario Cibelli, age 52, has served as the Managing Member of each of Marathon Partners Equity Management, LLC, an investment management firm, since founding the firm in January 2001, and Cibelli Research & Management, LLC, the general partner of Marathon Focus Fund L.P. and Marathon Partners LUX Fund, L.P., since September 2002. From October 1993 until June 2013, Mr. Cibelli served in various positions at Robotti & Company, including as a research analyst, institutional salesperson and as a portfolio manager for certain managed accounts from January 2001 until June 2013. Earlier in his career, he served as an analyst in the capital markets group of Prudential Securities, a financial services firm, from October 1991 to October 1993. From June 1990 to October 1991, Mr. Cibelli served as a trader at Gabelli Asset Management Company, a diversified global financial services company. Mr. Cibelli served as a director of Shutterfly, Inc. (formerly NASDAQ: SFLY), a photography products and image sharing company, from June 2015 to May 2016. Mr. Cibelli holds a Bachelor of Science degree from Binghamton University.

Dhiren Fonseca, age 55, has served as an Advisor at Certares LP (“Certares”), a private equity firm, since April 2018, and previously served as a Partner at Certares from December 2014 to April 2018. Prior to joining Certares, Mr. Fonseca served in various roles at Expedia Group, Inc. (NASDAQ: EXPE) (“Expedia”), an online travel shopping company for consumer and small business travel, including Chief Commercial Officer, President, Expedia Partner Services Group, and Senior Vice President, Corporate Development, from 1994 to May 2014. Earlier in his career, Mr. Fonseca served as a Product Manager and Corporate Account Executive at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, from 1993 to 1994, and from 1989 to 1993, respectively. Mr. Fonseca has served on the boards of directors of Alaska Air Group, Inc. (NYSE: ALK), an airline holding company, since October 2014, RentPath Inc., a digital media company, since January 2014, Rackspace, Inc., a managed cloud computing company, since March 2017, Redbox Automated Retail LLC, a video rental company, since January 2018, and Diamond Resorts, a timeshare company, since July 2018. Previously, he served on the boards of directors of Hotel Tonight, LLC, an online travel mobile app, from May 2018 to April 2019, Caesars Acquisition Company (formerly NASDAQ: CACQ), a casino asset and entertainment company, from December 2013 to January 2017, and eLong, Inc. (NASDAQ: LONG), an online travel service provider in China, from December 2011 to May 2015. From July 2016 to August 2018, he served as a Senior Strategic Advisor to Airbnb, Inc., an online marketplace for hospitality services.

13

CUSIP No. 26856L103

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 50,009,051 Shares outstanding, which is the total number of Shares outstanding as of May 15, 2020, as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on May 29, 2020.

A.	Partners LP
(a)	As of the close of business on June 1, 2020, Partners LP beneficially owned 1,250,000 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,250,000

(c)	Partners LP has not entered into any transactions in the Shares since the filing of the Schedule 13D.
B.	Focus Fund
(a)	As of the close of business on June 1, 2020, Focus Fund beneficially owned 160,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 160,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 160,000

(c)	Focus Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.
C.	Lux Fund
(a)	As of the close of business on June 1, 2020, Lux Fund beneficially owned 1,175,000 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,175,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,175,000

(c)	Lux Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.
14

CUSIP No. 26856L103

D.	Cibelli Research
(a)	Cibelli Research, as the general partner of each of Focus Fund and Lux Fund, may be deemed the beneficial owner of the (i) 160,000 Shares owned by Focus Fund and (ii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,335,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,335,000

(c)	Cibelli Research has not entered into any transactions in the Shares since the filing of the Schedule 13D.
E.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and Lux Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 1,250,000 Shares owned by Partners LP; (ii) 160,000 Shares owned by Focus Fund and (iii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,585,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,585,000
(c)	Marathon Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.
F.	Mr. Cibelli
(a)	As of the close of business on June 1, 2020, 10,200 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members. Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 1,250,000 Shares owned by Partners LP; (ii) 160,000 Shares owned by Focus Fund and (iii) 1,175,000 Shares owned by Lux Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 10,200
2. Shared power to vote or direct vote: 2,585,000
3. Sole power to dispose or direct the disposition: 10,200
4. Shared power to dispose or direct the disposition: 2,585,000
(c)	Mr. Cibelli has not entered into any transactions in the Shares since the filing of the Schedule 13D.
15

CUSIP No. 26856L103

G.	Beth Birnbaum
(a)	As of the close of business of June 1, 2020, Ms. Birnbaum did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Birnbaum has not entered into any transactions in the Shares during the past sixty days.
H.	Dhiren Fonseca
(a)	As of the close of business of June 1, 2020, Mr. Fonseca may be deemed to beneficially own 5,700 Shares in an IRA account held for the benefit of his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 5,700 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 5,700
(c)	The transactions in the Shares by Mr. Fonseca during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6, is hereby amended to add the following:

On May 28, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Marathon agreed to pay all expenses incurred in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Ms. Birnbaum and Mr. Fonseca have granted Mr. Cibelli power of attorney (“Power of Attorney”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of the Power of Attorney is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, by and between Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners LUX Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC, Mario D. Cibelli, Beth Birnbaum and Dhiren Fonseca, dated May 28, 2020.
99.2	Form of Power of Attorney.
99.3	Press Release, dated May 28, 2020.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI Individually and as attorney-in-fact for Beth Birnbaum and Dhiren Fonseca

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SCHEDULE A

Transactions in the Shares of the Issuer by Dhiren Fonseca During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Purchase of Common Stock	67,400	8.9200	04/02/2020
Purchase of Common Stock	13,800	8.1105	04/03/2020
Sale of Common Stock	(21,733)	9.6900	04/06/2020
Sale of Common Stock	(70,591)	9.9308	04/07/2020
Sale of Common Stock	(40,998)	10.5671	04/08/2020